CORESPONDENCE

                               Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                 8160  SOUTH  HIGHLAND  DRIVE,  SUITE  209
ATTORNEY  AT  LAW                                          SANDY,  UTAH  84093
                                                   TELEPHONE:  (801)  733-0800
                                                         FAX:  (801)  733-0808
                                                  E-MAIL:  LNEILSONLAW@AOL.COM

                                December 1, 2004



Securities and Exchange Commission
Attention:  Kara A. Sandler, Attorney-Adviser
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

         Re:      Jump'n Jax, Inc.
                  Amendment No. 2 to
                  Registration Statement on Form SB-2
                  SEC File No.  333-118872

Dear Ms. Sandler:

     In response to your letter dated November 19, 2004, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Jump'n Jax, Inc. ("Jump'n Jax" or the "Company"). All changes are appropriately marked.

Form SB-2

General

     1. We previously filed via EdgarLink our cover letter dated November 5, 2004 responding to comments contained in your prior letter of October 6, 2004. However, it is possible that the letter was sent electronically as a cover letter and not a correspondence ("CORRESP"). The cover letter included as Attachment No. 1 a written statement from the Company acknowledging those items set forth in comment number 18 of your November 5-letter. Three paper copies of that cover letter and attachment, together with three copies of the registration statement, were sent as "courtesy copies" at the same time as the electronic filing. In response to your new comment, we are attaching hereto a copy of that November 5-letter, all of which will be filed using the header submission type "CORRESP." We will also include copies of the November 5-letter with our paper "courtesy copies."

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

     2. As per your comment, we have revised the first paragraph under the "Liquidity and Capital Resources" heading on page 17 to include the dollar amount of the Company's anticipated cash requirements for the next twelve months.

Exhibit 5.1

     3. The penultimate paragraph of Exhibit 5.1, opinion letter, has been revised to clarify that the shares have already been issued.


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Securities and Exchange Commission
December 1, 2004
Page 2


     4. The penultimate paragraph of Exhibit 5.1, opinion letter, has been further revised to state that the shares have been "legally issued."

Other

     5. As previously stated in paragraph 1 above, our prior cover letter dated November 5, 2004 included as Attachment No. 1 the written statement from the Company acknowledging those items set forth in your new comment number 5. Accordingly, that attachment is again included herewith as an attachment to our November- 5 letter.

Closing Comments

     Please continue your review of Jump'n Jax's registration statement. Jump'n Jax would like the registration statement declared effective as soon as possible and, accordingly, would appreciate the Commission Staff's assistance in this regard. We are also sending to your attention three paper courtesy copies of the registration statement and this cover letter.

     Correspondences concerning the Jump'n Jax, Inc. should be directed to this office. You may contact this office by phone at (801) 733-0800, or you may send a Fax to (801) 733-0808.

                               Yours truly,

                               /S/ Leonard E. Neilson
                               -------------------------
                               Leonard E. Neilson
:ae
Attachments

                                                                 CORRESPONDENCE

                               Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                  8160  SOUTH  HIGHLAND  DRIVE,  SUITE  209
ATTORNEY  AT  LAW                                 SANDY,  UTAH  84093
                                                    TELEPHONE:  (801)  733-0800
                                                          FAX:  (801)  733-0808
                                                   E-MAIL:  LNEILSONLAW@AOL.COM

                                November 5, 2004



Securities and Exchange Commission
Attention:  Kara A. Sandler, Attorney-Adviser
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

         Re:      Jump'n Jax, Inc.
                  Amendment No. 1 to
                  Registration Statement on Form SB-2
                  SEC File No.  333-118872

Dear Ms. Sandler:

     In response to your letter dated October 6, 2004, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Jump'n Jax, Inc. ("Jump'n Jax" or the "Company"). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Financial statements have been updated and revised as necessary.

Table of Contents

     1. The table of contents on page 2 is being revised to provide correct page numbers for the corresponding sections of the prospectus.

     2. We have added a new risk factor on page 7 entitled "If we are unable to compete successfully with other businesses offering similar services, our business could be impacted negatively" in order to discuss certain competitive risk factors facing Jump'n Jax.

     3. We have removed certain language from the risk factors captioned "Our business is subject to possible claims against us for injuries sustained using our equipment" and "We are heavily dependent on our executive officers and their loss could severely damage our business" on page 7 of the prospectus. The deleted language may have been perceived as mitigating the risks discussed.

We are heavily dependent on our executive officers and their loss could severely damage our business

     4. In response to your comment, we have created a separate risk factor on page 8 entitled "Because we have not adopted policies governing potential conflicts of interest, the occurrence of one or more conflicts could have a negative impact on our business." We have also included a discussion under the "Management will devote only minimal time our business" risk factor on page 8 regarding management's other business interests. Management believes that time is the only conflict presently existing among directors.

Securities and Exchange Commission
November 5, 2004
Page 2

     5. We have included a separate risk factor on page 8 entitled "Because we have not adopted policies governing potential conflicts of interest, the occurrence of one or more conflicts could have a negative impact on our business" concerning risks related to potential conflicts of interest.

Management will devote only minimal time

     6. The risk factor entitled "Management will devote only minimal time" on page 8 has been expanded to disclose the approximate amount of time each director will devote to the business and operation of Jump'n Jax.

Forward Looking and Cautionary Statements

     7. In response to your comment, we have deleted the last paragraph under the "Forward Looking and Cautionary Statements" heading on page 10.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation

     8. We have revised the second paragraph under the "Plan of Operation" heading on page 12 to disclose that there is no agreement for directors to provide future funds and that there can be no assurance that alternative sources of funds will be available. We have also revised the first paragraph under the "Liquidity and Capital Resources" heading on page 14 to disclose that Jump'n Jax has no agreements with anyone for future funding. We also include disclosure that in the event future funding is not secured, Jump'n Jax may have to curtail its business or cease operations completely.

Results of Operations

     9. We have revised the first and second paragraphs under the "Results of Operations" heading on page 13 to explain that the two independent contractors were responsible for taking customer orders for the bounce houses and setting up and taking down the equipment on site. The increase is expenses was due to the consideration paid to these persons.

Liquidity and Capital Resources

     10. We have revised the first paragraph under the "Liquidity and Capital Resources" heading on page 14 in response to your comment. The additional disclosure explains that management believes current cash on hand is sufficient to satisfy cash requirements for the next 12 months unless operations do not cover expenses and/or additional equipment is purchased.

Management
Executive Compensation

     11. We have added a new second paragraph under the "Executive Compensation" heading on page 21 to disclose anticipated compensation to be paid in the next twelve months.

Stock Ownership of Certain Beneficial Owners and Management

     12. The stock ownership table on page 22 inadvertently omitted an [*] next to the names of Messrs. Clissold and Moulton designating them as directors and/or executive officers. We have revised the table to include the [*].

Securities and Exchange Commission
November 5, 2004
Page 3

Description of Common Stock
Common Stock

     13. The Company, by unanimous written consent of its Board of Directors, effected a forward stock split of its outstanding shares on a 941.390 shares for one share basis. This increased the total outstanding shares from 1,000 to 941,390 shares. This information has been included in the first paragraph under the "Description of Common Stock" section on page 23.

     14. The reference to 20 million shares as the authorized capitalization was in error. As set forth in the Articles of Incorporation, the Company has an authorized capitalization of 50 million shares of common stock. Accordingly, the reference to capitalization on pages 10 and 23 have been corrected to 50 million shares.

Item 28.  Undertakings

     15. As the Jump'n Jax registration statement is not for a delayed or continuous offering, Rule 415 is not applicable. Accordingly, the undertaking under Item 28 referring to Rule 415 offerings has been deleted.

Signatures

     16. Please note that we have revised the signature page to indicate under the signature of Steven D. Moulton that he acts as principal financial and accounting officer for Jump'n Jax.

Exhibit 5.1

     17. The opinion letter included as Exhibit 5.1 has been revised to clarify that the shares have been legally and validly authorized and issued.

Other

     18. In response to your comment, the Company is attaching to this letter as Attachment No. 1 a written statement acknowledging those items set forth in your letter.

Closing Comments

     Please continue your review of Jump'n Jax's registration statement. Jump'n Jax would like the registration statement declared effective as soon as possible and, accordingly, would appreciate the Commission Staff's assistance in this regard.

     Correspondences concerning the Jump'n Jax, Inc. should be directed to this office. You may contact this office by phone at (801) 733-0800, or you may send a Fax to (801) 733-0808.

                               Yours truly,

                               /S/ Leonard E. Neilson
                               --------------------------
                               Leonard E. Neilson
:ae
Attachments

                                                               Attachment No. 1

                                JUMP'N JAX, INC.
                          511 East St. George Boulevard
                                   Suite No. 3
                             St. George, Utah 84770

                                November 5, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

To whom it may concern:

     In connection with the registration statement on Form SB-2 of Jump'n Jax, Inc. (the "Company"), SEC File No. 333-118872, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition to the above, the Company is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to comments on the filing.

                                Sincerely,

                                Jump'n Jax, Inc.


                                 By:   /S/     STEVEN D. MOULTON
                                       -----------------------------------------
                                 Its:  Secretary


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